UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of JANUARY, 2008.

                        Commission File Number: 0-30920


                             CENTRASIA MINING CORP.
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           CENTRASIA MINING CORP.
                                           -------------------------------------

Date: January 24, 2008                     /s/ Douglas Turnbull
     ------------------------------        -------------------------------------
                                           Douglas Turnbull,
                                           President & CEO



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CENTRASIA MINING CORP.
Suite 300, 1055 West Hastings Street, Vancouver, BC  V6E 2E9
Telephone: (604) 688-4110  /  Fax:  (604) 688-4169
Website  www.centrasiamining.com

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JANUARY 24, 2008                               TRADING SYMBOLS:     TSXV - CTM
                                                                   OTCBB - CTMHF
                                                               FRANKFURT - C8M


         CENTRASIA APPOINTS MALCOLM LAKE, P. ENG. AS TECHNICAL DIRECTOR

VANCOUVER, B.C., Centrasia Mining Corp. ("Centrasia" or the "Company") is pleased to announce the appointment of Malcolm Lake as Technical Director. His primary responsibilities will be managing the feasibility study and metallurgical test work on the Company's Souker Nickel Project in the Kola Peninsula.

Mr. Lake was the Vice President of Project Development for Canico Resource Corp. from 2003 to 2006. He was instrumental in the development of the $ 1.1 Billion Onca Puma nickel project. He was responsible for the recruitment of the project execution team that managed the consultants who prepared the feasibility study; including resource estimating, engineering, and environmental and infrastructure development. Concurrent activities included the initiation of discussions with representatives of the Brazil Para State Government leading to tax concessions, access roads improvement and environmental licensing.

Mr. Lake was the Technical Director of Ivanhoe Mines from 1998-2003, during which he was responsible for all technical aspects of the development of the Oyu Tolgoi Copper Gold Project in Mongolia. He organized metallurgical test work and commissioned technical programs including environmental, site surveys, and access road survey.

Centrasia Chairman Cary Pinkowski, states, "We are very pleased to have Malcolm lending his wealth of experience in Metallurgy and Mine development to Centrasia in developing our Souker Nickel Deposit. We are eager to expedite work in these areas in anticipation of our 43-101 resource estimate."

Mr. Lake holds a B.Sc. (Mineral Technology) 1967, Royal School of Mines, London University, England. He is a member of The Association of Professional Engineers of the Province of British Columbia, The Association of Professional Engineers of the Province of Ontario, Member of the Canadian Institute of Mining and Metallurgy, and a Fellow of the Australasian Institute of Mining and Metallurgy.

Centrasia is listed for trading on the TSX Venture under the symbol "CTM", on the OTCBB under the symbol "CTMHF" and on the Frankfurt Exchange under the symbol "C8M". To find out more about Centrasia Mining Corp., please visit the company website at www.centrasiamining.com.

On behalf of the Board of Directors of CENTRASIA MINING CORP.

/s/ Cary Pinkowski
------------------
Cary Pinkowski,
Chairman

            The TSX Venture Exchange does not accept responsibility
               for the adequacy or the accuracy of this release.

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